Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED MAY 31, 2011
The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc. for the three-and six-month periods ended May 31, 2011, as compared to the three- and six-month periods ended May 31, 2010. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “us”, “our” or similar terms refer to Theratechnologies Inc. and its consolidated subsidiaries. This MD&A contains information that we believe may affect our prospective financial condition, cash flows and results of operations. The unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at May 31, 2011, as well as the MD&A and audited consolidated financial statements including the related notes thereto as at November 30, 2010. The interim consolidated financial statements for the three- and six-month periods ended May 31, 2010 have not been reviewed by our auditors. Unless specified otherwise, all amounts are in Canadian dollars.
Financial Overview
 Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides.
Our first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration (FDA) in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. Following the FDA approval, we requested that our third-party suppliers increase their manufacturing activities in order to support anticipated sales. EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008. EMD Serono launched EGRIFTA® on January 10, 2011 and we received our first royalties in the second quarter. The initial royalty payment received was based on EGRIFTA® sales from January until March 31, 2011.
During the first quarter of fiscal 2011, we concluded two distribution and licensing agreements for tesamorelin outside of the United States. We signed a distribution and licensing agreement with an affiliate of Sanofi (“Sanofi”), on December 6, 2010, granting them the exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East. Sanofi is planning to file for regulatory approvals in some countries in the second half of 2011. The second agreement was signed on February 3, 2011 with Ferrer Internacional S.A. (“Ferrer”) granting it the exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries. On June 6, 2011 Ferrer, filed a Marketing Authorization Application (MAA) with the European Medicines Agency (EMA) for tesamorelin, proposed for the treatment of excess abdominal fat in adult HIV-infected patients with lipodystrophy. The MAA was accepted for review by the EMA on June 27, 2011. The EMA’s review of the MAA for tesamorelin will follow their centralized marketing authorization procedure, which includes validation, assessment and decision-making processes. If approved, tesamorelin will receive marketing authorization for the 27 European Union member countries as well as for Iceland, Liechtenstein and Norway.
On June 20, 2011, we announced the filing of a New Drug Submission (NDS) with the Therapeutic Products Directorate of Health Canada for EGRIFTA® (tesamorelin for injection).
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

On February 22, 2011, we announced a new clinical program evaluating tesamorelin in muscle wasting associated with chronic obstructive pulmonary disease (“COPD”). The Phase 2 study will evaluate two different doses using a new formulation and we expect the first patient to be enrolled in the fall of 2011.
In addition, we announced the filing of a preliminary prospectus in order to raise funds with the intention of listing our common shares on the NASDAQ stock exchange in the United States. The offering was subsequently withdrawn due to an offering price that was not acceptable to us. Despite the withdrawal of the share offering, we decided to proceed with the NASDAQ listing and our shares began trading on the NASDAQ exchange on June 16, 2011 under the symbol THER.
On June 2, 2011, following a re-evaluation of our R&D business model, we announced a restructuring aimed at relying more on external partners in both the private and public sectors in order to bring our R&D projects forward. The restructuring led to a workforce reduction of 25%, affecting 24 of our 95 employees. We estimate that this restructuring will increase our flexibility as we pursue our R&D objectives while resulting in a net reduction in payroll expenses of approximately $300,000 (see details in subsequent events) for the remainder of fiscal 2011, and a reduction of approximately $2.5 million for fiscal 2012.
Our principal objectives for 2011 continue to be: to maximize the global commercial value of EGRIFTA® by working closely with our commercial partners in order to submit regulatory filings, to launch a Phase 2 clinical program evaluating the potential of tesamorelin for the treatment of muscle wasting associated with COPD, and to solidify our position as a leader in the field of novel GRF products by discovering and developing new therapeutic GRF analogs.
Revenues
 Consolidated revenues for the three-month period ended May 31, 2011 amounted to $3,483,000, compared to $1,717,000 for the same period in 2010, an increase of 102.9%. The revenues in 2011 include revenues generated from the sales of EGRIFTA® to EMD Serono for re-sale and royalties received from EMD Serono on U.S. sales to customers. There were no product sales or royalties received in the second quarter of 2010.
Under the terms of our agreement, we supply EGRIFTA® to EMD Serono for resale. The revenues generated from these sales amounted to $2,005,000 in the three-month period and $3,803,000 in the six-month period ended May 31, 2011, reflecting EMD Serono’s requirements to meet current demand as well as some additional stock to build inventory for the summer period.
Royalties on sales are paid quarterly in arrears based on the calendar quarter. The royalty rate increases once a pre-agreed level of sales is reached within a given calendar year. For the six-month period ended May 31, 2011, we received royalty revenue of $194,000 in relation to the initial sales period from the product launch in January until March 31, 2011. The relatively modest amount of royalty revenue is explained by the fact that the prescription base started small and grew throughout the period. Based on publicly available prescription data from IMS, we estimate that the number of patients taking EGRIFTA® grew to 383 at the end of March. Based on the same source, we estimate that the number of patients continued to grow to approximately 1,315 as at June 24, 2011, an increase of 243.3% We therefore expect to reach approximately 4,000 patients by year end. This would translate into approximately US$25 to US$35 million in sales of EGRIFTA® in the US in 2011.
Revenues also include the amortization of the initial payment of $27,097,000 received upon the closing of the agreement with EMD Serono. For the three-month period ended May 31, 2011, an amount of $1,284,000 ($1,712,000 for the same period in 2010) was recognized as revenue related to this transaction. For the six-month period ended May 31, 2011, an amount of $2,995,000 ($3,423,000 in 2010) was recognized as revenue. The decrease in the amortization amount reflects a change in the service period attributed to the initial payment. Previously, the payment was to be fully amortized by year end 2012. However, the addition of some further development work has caused us to extend the service period to year end 2013. At May 31, 2011, the remaining deferred revenues related to this transaction recorded on the balance sheet amounted to $10,697,000.
Consolidated revenues for the six-month period ended May 31, 2011 amounted to $7,001,000 compared to $3,434,000 in the same period of 2010, an increase of 103.9%. The higher revenues in 2011 are due to the inclusion of six months of product sales and three months of royalties, tempered by the adjustment to the rate of amortization applied to the initial payment in the three-month period ended May 31, 2011, as described in the previous paragraph.
Cost of Sales
 For the three- and six-month periods ended May 31, 2011, the cost of sales of EGRIFTA® totaled $2,562,000 and $5,157,000 respectively. Cost of sales exceeded sales revenue in both periods due to an accounting requirement that we expense some historical inventory costs as well as current costs related to validating back-up suppliers for raw materials and finished goods. This is a temporary situation and product sales are expected to become profitable when our old inventory is depleted, which is expected in 2012, and the costs associated with validating additional suppliers are behind us. Cost of sales is detailed in note 6 “cost of sales” of our consolidated financial statements for the six-month periods ended May 31, 2011 and 2010.
There were no costs related to the production of EGRIFTA® in the second quarter of 2010, as we only began producing inventories through our third-party suppliers during the second half of 2010, in anticipation of the launch of EGRIFTA® in the United States.
R&D Activities
 Research and development (“R&D”) expenses, net of tax credits, totaled $3,072,000 for the second quarter and $6,065,000 for the six-month period compared to $4,178,000 and $8,301,000 for the same periods in 2010, decreases of 26.5% and 26.9% respectively. The R&D expenses incurred in the current year are related to the preparation for the Phase 2 clinical trial evaluating tesamorelin in muscle wasting associated with COPD, to the work on a new formulation and a new presentation of EGRIFTA®, as well as to the development of novel growth hormone releasing factor peptides. R&D expenses also include all regulatory, manufacturing and clinical activities to support our three commercial partners, as well as follow-up on the post-approval commitments. The R&D expenses incurred in 2010 were mainly related to the regulatory activities connected with the preparation for the FDA Advisory Committee meeting which took place on May 26, 2010.
Selling and Market Development Expenses
 Selling and market development expenses amounted to $569,000 for the second quarter and $1,046,000 for the six-month period, compared to $765,000 and $1,385,000 for the same periods in 2010, decreases of 25.6% and 24.5% respectively. The decreases result primarily from the execution of distribution and licensing agreements with Sanofi and Ferrer in the first quarter of fiscal 2011, which transferred responsibility for all marketing expenses to the licensees. Selling and market development expenses continue to include activities associated with the management of the agreements with our three commercial partners.
General and Administrative Expenses
 General and administrative expenses amounted to $3,695,000 for the three-month period and $6,910,000 for the six-month period ended May 31, 2011, compared to $1,959,000 and $3,704,000 for the same periods in 2010, increases of 88.6% and 86.6% respectively. The higher expenses in the three-month period include $1,888,000 of costs associated with the planned public offering of shares that was subsequently withdrawn. The six-month period also includes costs related to the change in leadership of the Company, many of which were entirely expensed in the first quarter of fiscal 2011, and expenses incurred in relation to deferred stock units granted to the members of the Board of Directors during the first quarter of fiscal 2011. Although the deferred stock units are part of the directors’ annual compensation, they were entirely expensed at the time of the grant.

Net Finance Income
 Interest revenues for the three- and six-month periods were $455,000 and $827,000 respectively, compared to $509,000 and $1,087,000 for the same periods in 2010. Lower interest revenues for 2011 were due to a gradual decline in the portfolio size as investments were liquidated to fund operations and to lower yields during the period.
Finance costs for the three- and six-month periods were $12,000 and $589,000 respectively, compared to $95,000 and $143,000 for the same periods in 2010. The finance costs in the six-month period include a foreign exchange loss of $550,000 incurred in the first quarter of fiscal 2011 upon receipt of a US$25,000,000 milestone payment from EMD Serono. The milestone payment had originally been converted into the functional currency of the Company at the more favorable exchange rate in effect at the November 30, 2010 fiscal year end for an exchange gain of $635,000.
Net Results
 Taking into account the revenues and expenses described above, we recorded a net loss of $5,941,000, or $0.10 per share, in the three-month period ended May 31, 2011, compared to a net loss of $4,771,000 or $0.08 per share for the same period in 2010. For the six-month period, the loss in 2011 was $11,873,000 ($0.20 per share) compared to $9,012,000 ($0.15 per share) for the same period in 2010.
Financial Position
 At May 31, 2011, liquidities, which include cash and bonds, amounted to $48,689,000 and tax credits and grants receivable amounted to $649,000, for a total of $49,338,000.
Taking into account the revenues and expenses described above, for the three- and six-month periods ended May 31, 2011, use of cash from operating activities was $7,957,000 and $15,721,000 respectively, compared to $5,098,000 and $12,774,000 for the same periods in 2010. For the six-month period ended May 31, 2011, use of cash includes changes in inventory levels of $3,812,000, as well as trade and other receivables related to product sales to EMD Serono which amounted $1,483,000..
Quarterly Financial Information
 The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.

(in thousands of Canadian dollars, except per share amounts)

	2011		2010				2009

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$3,483	$3,518	$26,717	$1,717	$1,717	$1,717	$1,718	$12,601

Net (loss) profit	$(5,941)	$(5,932)	$21,299	$(3,357)	$(4,771)	$(4,241)	$(4,654)	$5,779

Basic and diluted (loss) earnings per share	$(0.10)	$(0.10)	$0.35	$(0.06)	$(0.08)	$(0.07)	$(0.08)	$0.10

As described above, the higher revenues in the first and second quarters of 2011 include sales of EGRIFTA® supplies to EMD Serono. The second quarter 2011 revenues also include royalties received from EMD Serono on U.S. sales of EGRIFTA® from product launch until March 31, 2011.
The higher revenue in the fourth quarter of 2010 is related to the receipt from EMD Serono of a milestone payment of $25,000,000 following marketing approval of EGRIFTA® by the FDA. The higher revenue in the third quarter of 2009 is related to the milestone payment of $10,884,000 received from EMD Serono following the FDA’s granting acceptance to file our New Drug Application for EGRIFTA®.
Subsequent Events
 On June 2, 2011, following a re-evaluation of our R&D business model, we announced a restructuring aimed at relying more on external partners in both the private and public sectors in order to bring our R&D projects forward. The restructuring led to a workforce reduction of 25% affecting 24 of our 95 employees. As a result, we will incur restructuring costs of $700,000 in the third quarter and a related reduction in payroll expenses of approximately $1,000,000 for the remainder of fiscal 2011, for a net saving $300,000. For 2012, the related reduction in payroll expenses will be approximately $2,500,000.
On June 16, 2011, our shares began trading on the NASDAQ exchange in the United States under the symbol THER.
Between June 1, 2011 and July 5, 2011, 6,666 options were exercised at a weighted exercise average price of $1.80 per share for a cash consideration of $12,000.
Upcoming changes in accounting policies
(a)	Amendments to existing standards:

Annual improvements to IFRS:

The IASB’s improvements to IFRS contain seven amendments that result in accounting changes for presentation, recognition or measurement purposes. The most significant features of the IASB’s annual improvements project published in May 2010 which are applicable for annual periods beginning on or after January 1, 2011 (with partial adoption permitted) are included under the specific revisions to standards discussed below.
(i)	IFRS 7:

Amendment to IFRS 7, Financial Instruments: Disclosures:

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.
(ii)	IAS 1:

Amendment to IAS 1, Presentation of Financial Statements:

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.
(iii)	IAS 24:

Amendment to IAS 24, Related Party Disclosures:

There are limited differences in the definition of what constitutes a related party; however, the amendment requires more detailed disclosures regarding commitments.
(iv)	IAS 34:

Amendment to IAS 34, Interim Financial Reporting:

The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.

In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to us:
(i)	IFRS 9 Financial instruments:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Applies to the classification and measurement of financial assets and liabilities. It is the first of three phases of a project to develop standards to replace IAS 39, Financial Instruments and was initiated in response to the crisis in financial markets.
(ii)	IFRS 10 Consolidated Financial Statements:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation — Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements.
(iii)	IFRS 13 Fair Value Measurement:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Provides new guidance on fair value measurement and disclosure requirements.
Outstanding Share Data
 On July 5, 2011, the number of shares issued and outstanding was 60,848,467 while outstanding options granted under the stock option plan were 2,664,805.
Contractual Obligations
 Except as described herein, there were no material changes in contractual obligations during the quarter, other than in the ordinary course of business.
Economic and Industry Factors
 Economic and industry factors were substantially unchanged from those reported in our 2010 Annual Report.
Forward-Looking Information
 This MD&A contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. This forward-looking information includes, but is not limited to, information regarding the regulatory approval of EGRIFTA® in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the timing of the filing of regulatory submissions of EGRIFTA® in various countries by one of our commercial partners, the timing of the beginning of a phase 2 study using tesamorelin for the treatment of muscle wasting associated with COPD and the expected positive results thereof, the maximization of the commercial value of EGRIFTA®, our ability to discover and develop new therapeutics GRF analogs, the number of patients taking EGRIFTA® in the United States and the amount of sales of EGRIFTA® in the US in 2011.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions made in preparing the forward-looking information include, but are not limited to, the assumption that EGRIFTA® for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approvals in the territories referred to in this MD&A, no additional clinical studies will be required to obtain these regulatory approvals, EGRIFTA® will be accepted by the marketplace in these territories and will be on the list of reimbursed drugs by third-party payers in these territories, the timing described herein to perform certain acts will be met, the results of the Phase 2 study will be positive, our relations with our commercial partners and our third-party suppliers of EGRIFTA® will be conflict-free and such third-party suppliers will have enough capacity to manufacture and supply EGRIFTA® to meet its demand and will manufacture on a timely-basis, we will have the capacity to discover and develop new therapeutics GRF analogs, the public data we consulted are error-free and that new patients will be prescribed EGRIFTA® and that existing patients will continue to renew their prescription of EGRIFTA® . These risks and uncertainties include, but are not limited to, the risk that EGRIFTA® is not approved in all or some of the territories referred to in this MD&A, the revenue and royalties we expect to generate from sales of EGRIFTA® are lower than anticipated, conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTA®, the supply of EGRIFTA® to our commercial partners is delayed or suspended as a result of problems with our suppliers, EGRIFTA® is withdrawn from the market as a result of defects or recalls, our intellectual property is not adequately protected, even if approved, EGRIFTA® is not accepted in the marketplace of the territories where approval is obtained or is not on the list of reimbursed drugs by third-party payers, delays occur in the filing of regulatory submissions or obtaining regulatory approval in certain territories, the results of our phase 2 studies are negative and lead to a halt in the conduct of such phase 2 study, we are unable to discover and develop new therapeutics GRF analogs and there occurs a decline in sales of EGRIFTA®.
We refer potential investors to the “Risks and Uncertainties” section of our Annual Information Form (AIF) dated February 22, 2011. The AIF is available at http://www.sedar.com/ and at http://www.sec.gov/ under our public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents our expectations as of that date.
We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.
This MD&A is dated July 6, 2011 and has been approved by the Audit Committee.